FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

Fosters Brewing Group

FOSTER'S GROUP
Inspiring Global Enjoyment

04024077

SUPPL

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

dlw 4/6

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 2 April 2004
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,694,901	200,000
4	Total consideration paid or payable for the shares	$34,033,699	$879,850

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.45 date: 29-Mar-04 lowest price paid: $4.39 date: 22-Mar-04	highest price paid: $4.40 lowest price paid: $4.39 highest price allowed under rule 7.33: $4.64

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	192,105,099

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 5-Apr-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 2

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

5 April 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Trevor O'Hoy takes over as CEO of Foster's and Ted Kunkel ceases to be a Director

In accordance with listing rule 3.16, we wish to advise that Mr Trevor O'Hoy has today formally assumed the position of President and CEO of Foster's Group Limited (Foster's) and accordingly becomes a Director of Foster's.

This follows the announcement on 3 March 2004, that Mr O'Hoy had been appointed as Foster's President and CEO elect and that Mr Ted Kunkel would step down from that position on 5 April 2004.

Mr Kunkel also ceases to be a Director of the company from today.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Edward Thomas Kunkel
Date of last notice	2 April 2004
Date that director ceased to be director	5 April 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
128,380 Ordinary Shares 1,250,000 Ordinary Options – exercisable at $2.12

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
LTIP Incentive Pty Ltd	412,140 Ordinary Shares
Tyler No.1 Co Pty Ltd (Family Trust)	169,860 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	**N/A**
Nature of interest	**N/A**
Name of registered holder **(if issued securities)**	**N/A**
No. and class of securities to which interest relates	**N/A**

+ See chapter 19 for defined terms.